PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com



22th April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Holdings in the Company – 21 April 2005

PROCESSED
MAY 04 2005
THOMSON FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Roman Filatov
In-House Legal Counsel

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

PRESS RELEASE


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH. D.C. 202 SECTION

Press release

21 April 2005

Dealings by substantial shareholder

On 20 April 2005 the Company was notified by The Capital Group Companies, Inc. that it holds 1,816,020 Ordinary Shares in the Company on behalf of its affiliates, including Capital Research and Management Company. Accordingly, The Capital Group Companies, Inc. no longer has a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova — Peter Hambro Mining PLC
+44 (0) 20 7201 8900

Tom Randell — Merlin Financial
+44 (0) 20 7653 6620

